                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                Amendment No. 1
                                       to
                                   Form 11-K

(Mark One)
[X]               ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal Year Ended December 31, 2001

                                       OR

[ ]               TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from ___________  to  _____________

                          Commission File Number 1-5075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         PerkinElmer, Inc. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         PerkinElmer, Inc.
         45 William Street
         Wellesley, MA  02481

                         PERKINELMER, INC. SAVINGS PLAN


On July 16, 2002, we filed an Annual Report on Form 11-K for the PerkinElmer, Inc. Savings Plan. We indicated in the Form 11-K that we had not been able to obtain, after reasonable efforts, (1) audited financial statements for the Plan for the fiscal year ended December 31, 2001 or (2) the written consent of Arthur Andersen LLP to our inclusion in the Form 11-K of its report certifying our financial statements for the Plan for the fiscal year ended December 31, 2000. Accordingly, we filed the Form 11-K with unaudited financial statements for the Plan for the fiscal year ended December 31, 2001.

We are filing this Amendment No. 1 to Form 11-K for the purpose of filing audited financial statements for the Plan for the fiscal year ended December 31, 2001 and the report of Deloitte & Touche LLP thereon.

INDEPENDENT AUDITORS' REPORT


Benefit Plans Committee
PerkinElmer, Inc.
Wellesley, Massachusetts

We have audited the accompanying statement of net assets available for benefits of PerkinElmer, Inc. Savings Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
Boston, Massachusetts


August 12, 2002

PERKINELMER, INC. SAVINGS PLAN

THE FOLLOWING REPORT IS A COPY OF A PREVIOUS REPORT ISSUED BY ARTHUR ANDERSEN LLP. THE REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP. REFERENCE IS MADE IN THIS REPORT TO THE STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND THE SUPPLEMENTAL SCHEDULE OF ASSTS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 1999 AND TO THE RELATED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1999. SUCH STATEMENTS AND SUPPLEMENTAL SCHEDULE DO NOT APPEAR IN THIS ANNUAL REPORT
--------------------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Benefits Committee of the
PerkinElmer, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the PerkinElmer, Inc. Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Boston, Massachusetts
June 22, 2001

PERKINELMER, INC. SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           PAGE

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
   DECEMBER 31, 2001 AND 2000:

   Statements of Net Assets Available for Benefits                           1

   Statements of Changes in Net Assets Available for Benefits                2

   Notes to Financial Statements                                           3-6

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
     (Held at End of Year)                                                   7

Schedules required under the Employee Retirement Income Securities Act of 1974, other than the schedule listed above, are omitted because of the absence of conditions under which such schedules are required.

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                    2001               2000

ASSETS:
  Investments, at fair value:                   $270,787,182       $310,683,074
                                                ------------       ------------
  Contributions receivable:
    Employer                                       4,838,365          5,258,620
    Participant                                      154,442             70,664
                                                ------------       ------------
       Total contributions receivable              4,992,807          5,329,284
                                                ------------       ------------
  Cash                                               303,706                 --
                                                ------------       ------------
NET ASSETS AVAILABLE FOR BENEFITS               $276,083,695       $316,012,358
                                                ============       ============

See notes to financial statements.

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                    2001              2000
ADDITIONS (REDUCTIONS):
  Investment (loss) income:
    Net depreciation in fair value of
     investments                               $ (39,651,152)     $ (22,097,761)
    Interest and dividend income                   7,346,642         21,332,937
                                               -------------      -------------
           Net investment loss                   (32,304,510)          (764,824)
                                               -------------      -------------
  Contributions:
    Participant contributions                     18,853,570         17,339,159
    Employer contributions                         6,799,983          5,796,883
    Rollover contributions                         1,917,188         31,472,900
                                               -------------      -------------
           Total contributions                    27,570,741         54,608,942
                                               -------------      -------------
           Total (reductions) additions           (4,733,769)        53,844,118
                                               -------------      -------------
DEDUCTIONS:
  Transfers out                                    6,096,706          4,125,885
  Benefits paid to participants                   29,059,123         37,307,127
  Administrative expenses                             39,065             32,002
                                               -------------      -------------
            Total deductions                      35,194,894         41,465,014
                                               -------------      -------------
(DECREASE) INCREASE IN NET ASSETS                (39,928,663)        12,379,104

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                              316,012,358        303,633,254
                                               -------------      -------------
  End of year                                  $ 276,083,695      $ 316,012,358
                                               =============      =============

See notes to financial statements.

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


 1.    DESCRIPTION OF THE PLAN

       The following description of the PerkinElmer, Inc. Savings Plan (the "Plan") (formerly the EG&G, Inc. Savings Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

       GENERAL - The Plan is a defined contribution plan covering substantially all employees of PerkinElmer, Inc. (the "Company") (formerly EG&G, Inc.) who are not members of a collective bargaining unit or who are members of a unit that specifically provides for participation in the Plan. The Plan also covers employees of each wholly owned domestic subsidiary that has entered into an agreement to adopt the Plan. The Plan is administered by an administrative committee appointed by the Company (the plan administrator) which has overall responsibility for interpreting the provisions of the Plan and providing the trustee with any information required in the discharge of its duties. Fidelity serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       CONTRIBUTIONS - Participation in the Plan is voluntary. As defined in the Plan, participants may elect to make voluntary contributions of up to 16% of their eligible compensation. In order to maintain the Plan's status as nondiscriminatory, the contribution amounts for highly compensated employees may be limited. Company matching contributions are made on an annual basis. Matching contributions are made for all active participants as of December 31 and for participants who have terminated during the year due to death, permanent disability or retirement. The Company's matching contribution for each participant is equal to the lesser of 55% of the participant's contribution or 3.3% of the employee's annual compensation. Company matching contributions totaled $6,799,983 and $5,793,757 for the years ended December 31, 2001 and 2000, respectively.

       In addition, certain eligible participants received supplemental contributions in 2000 to compensate for the loss of additional pension benefits under a separate retirement plan. These supplemental contributions totaled $3,126 for the year ended December 31, 2000. There were no contributions required for the year ended December 31, 2001.

       PARTICIPANT ACCOUNTS - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and supplemental contributions and allocations of plan earnings and charged with an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       VESTING AND FORFEITURES - Participants are vested immediately in their voluntary contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of credited service. In addition, if a participant terminates employment due to death, disability or retirement (as defined), his or her account balance becomes 100 percent vested. Forfeited balances of terminated participants are used to reduce future company contributions. The Company's contribution was reduced by forfeitures of $126,569 and $154,641 for the years ended December 31, 2001 and 2000, respectively.

       INVESTMENTS - Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers a fixed income fund, several equity based funds and Company stock as investment options for participants.

       PARTICIPANT LOANS - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates fixed for the term of the loan by the administrative committee based on interest rates currently being charged by commercial lending institutions. The period of repayment for any loan is determined by the administrative committee and the participant, but in no event shall that period exceed 60 months.

       PAYMENT OF BENEFITS - On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefit payments to participants are recorded upon distribution.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

       USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

       INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Shares of commingled pools of assets (including the Fixed Income Fund and the Fidelity US Equity Index Commingled Pool) are valued at the fair value determined by the fund manager. Shares of PerkinElmer are valued at quoted market price. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       PAYMENT OF BENEFITS - Payments to participants are recorded upon distribution.

       EXPENSES - Administrative expenses of the Plan are paid by either the Plan or the plan sponsor, as provided in the plan document.

3.     INVESTMENTS

       The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000 are as follows:

                                                         2001           2000

       Fidelity Contrafund                           $19,757,255    $24,956,946
       Fidelity Growth Company Fund                   54,438,099     78,120,718
       Fidelity Balanced Fund                         18,376,754     18,234,883
       Fidelity U.S. Equity Index Commingled Pool     34,851,184     44,381,799
       PerkinElmer Stock Fund                         13,774,242     18,153,556
       Fidelity Fixed Income Fund                     71,399,229     66,650,773


       During the years ended December 31, 2001 and 2000, the depreciation in the Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) are as follows:

                                                      2001                2000

       Mutual funds                               $(33,562,011)   $(29,706,445)
       Company stock                                (6,089,141)      7,608,684
                                                  ------------    ------------
       Total                                      $(39,651,152)   $(22,097,761)
                                                  ============    ============
        [OBJECT OMITTED]


4.     RELATED-PARTY TRANSACTIONS

       Certain plan investments are shares of mutual funds managed by Fidelity Investments ("Fidelity"). Fidelity is the trustee of the Plan. In addition, investments include shares of Company common stock. These transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were $39,858 and $32,002 for the years ended December 31, 2001 and 2000, respectively.


5.     FEDERAL INCOME TAX STATUS

       The Internal Revenue Service has determined and informed the Company, by a letter dated February 15, 1996, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.     PLAN TERMINATION

       Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

7.     PLAN AMENDMENTS

       Effective January 1, 2000, the profit sharing and 401(k) plans acquired in connection with the December 4, 1998 acquisition of Lumen Technologies, Inc. ("Lumen") were merged into the Plan and are included in the rollover contributions on the statement of changes in net assets available for benefits for the year ended December 31, 2000. All Lumen employees became eligible to participate in the Plan and have been credited for past service with Lumen.

       In August 2000, the Company acquired NEN Life Sciences ("NEN"), and this entity was incorporated into the Life Sciences Division of the Company. An amendment to the Plan provided that employer contributions made to the Plan for accounts of NEN employees for the period beginning on or after the closing date of the acquisition should be 100 percent vested at all times. In addition, the employer contributions for the NEN employees should equal 100 percent of the total before-tax and after-tax contributions made by the employee, not to exceed 5 percent of the employee's compensation.

       An additional amendment, effective February 1, 2001, extended the same employer contribution provisions provided to the NEN employees to the remainder of the employees in the Life Sciences Division. Furthermore, non-NEN employees now vest in the employer contributions over three years.


                                   * * * * * *

PERKINELMER, INC. SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF
YEAR)
DECEMBER 31, 2001
--------------------------------------------------------------------------------


                               C) DESCRIPTION OF INVESTMENT,
      B) IDENTITY OF ISSUE,       INCLUDING MATURITY DATE,
         BORROWER, LESSOR         INTEREST RATE, COLLATERAL,                                E) CURRENT
A)       OR SIMILAR PARTY         PAR OR MATURITY VALUE                         D) COST        VALUE
*     Fidelity Investments       Fixed Income Fund                                            71,399,226
                                                                                           -------------

                                 MUTUAL FUNDS:
      Templeton Investments      Templeton Foreign Fund                              **        1,577,320
      Templeton Investments      Templeton Developing Markets                        **          674,554
  *   Fidelity Investments       Fidelity Contrafund                                 **       19,757,255
  *   Fidelity Investments       Fidelity Equity-Income Fund                         **       11,946,382
  *   Fidelity Investments       Fidelity Growth Company Fund                        **       54,438,099
  *   Fidelity Investments       Fidelity Intermediate Bond Fund                     **        7,042,858
  *   Fidelity Investments       Fidelity Balanced Fund                              **       18,376,754
  *   Fidelity Investments       Fidelity International Growth and Income Fund       **        4,271,951
  *   Fidelity Investments       Fidelity Asset Manager                              **        7,298,048
  *   Fidelity Investments       Fidelity Asset Manager - Growth                     **        9,460,881
  *   Fidelity Investments       Fidelity Asset Manager - Income                     **        1,679,688
  *   Fidelity Investments       Fidelity Retirement Government Money Market
                                  Portfolio                                          **        8,959,787
  *   Fidelity Investments       Fidelity U.S. Equity Index Comingled Pool           **       34,851,184
                                                                                            ------------
                                          Total Mutual Funds                         **      180,334,761
                                                                                            ------------
  *   PerkinElmer, Inc.        PerkinElmer Stock Fund                                **       13,774,242
                                                                                            ------------
  *   Plan participants        Loans to participants (with interest at rates
                                 of 3.70% - 10.75%), maturity at various dates
                                 through 2030                                        **        5,278,953
                                                                                            ------------
                               TOTAL INVESTMENTS                                     **     $270,787,182
                                                                                            ============

 *    Party-in-interest
** Cost information is not required for participant-directed investments and, therefore, is not included.